UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Netfin Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G6455A 107

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners US Ltd

6 Bevis Marks

London, United Kingdom, EC3A 7BA

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Maven Investment Partners US Ltd (“MIPUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Nima Noorizadeh (“Nima”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,200,703 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Maven investment partners US Ltd (“MIPUS”) on September 03,2020.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented with the following information:

(c)

Date	Action	Total Quantity	Price per share
08 October 2020	Sold	14,021	10.9919
09 October 2020	Sold	10,979	11.3889
14 October 2020	Sold	3,500	12.00
15 October 2020	Sold	6,500	12.1934
16 October 2020	Sold	10,000	12.6251
19 October 2020	Sold	3,464	12.90
29 October 2020	Sold	104,150	10.45

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2020

MAVEN INVESTMENT PARTNERS US LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA

/s/ NIMA NOORIZADEH
NIMA NOORIZADEH